PLYMOUTH ROCK TECHNOLOGIES INC.
ANNOUNCES FIRST REVENUES FROM NASA'S JET PROPULSION LABORATORY AND THE NATIONAL INSTITUTE OF STANDARDS AND TECHNOLOGY

Plymouth, Massachusetts - February 10, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTCQB: PLRTF) ("Plymouth", "PRT" or "Company") is pleased to announce that it has designed, fabricated, and delivered millimeter-wave sensor components to NASA's Jet Propulsion Laboratory (JPL) and The National Institute of Standards and Technology (NIST). These components are being used for various scientific projects that will lead to future orders once the instruments have been proven to work to the specifications.

"Becoming a supplier for NASA JPL and NIST is not something that is attained easily," stated Dana Wheeler, President and CEO of PRT. "The checks and balances required, along with the quality assurance parameters to do so, are in themselves something we are deeply proud to have accomplished. This announcement demonstrates the caliber of our engineering focus and deep experience to assist in producing highly qualified sensor systems.

The Jet Propulsion Laboratory (JPL) is the NASA Center for many areas of next generation propulsion systems and the robotic exploration of worlds beyond Earth. JPL is based in Pasadena, CA and is managed for NASA by the California Institute of Technology (Caltech). In the 1960's they provided the technology to take man to the moon and have assisted in many aspects of the Space Shuttle program and missile defense technologies. The next major project for JPL is the Artemis program - NASA will land the first woman and next man on the Moon by 2024, using innovative technologies such as PRT sensor products to explore more of the lunar surface than ever before. To accomplish this, NASA will collaborate with commercial and international partners and establish sustainable exploration by 2028.

"We are proud to supply products and services to these leading and scientifically astute organizations in the multi-billion dollar aerospace sector," stated Carl Cagliarini, SVP of Business Development. "We believe that this news not only consolidates our position as a true innovation company, but also elevates our work and brand amongst the major players in Aerospace and Defense, as well as adding diversity to our revenue stream."

The National Institute of Standards and Technology (NIST) was founded in 1901 and is now part of the U.S. Department of Commerce. NIST is dedicated to supporting U.S. areas of national importance from communications technology, cyber-security, advanced manufacturing, and disaster resilience.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater "stand-off" distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner"); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues ("Wi-Ti").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

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